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                              September 1, 2023

       Michael Riccio
       Chief Financial Officer
       Applied UV, Inc.
       150 N. Macquesten Parkway
       Mount Vernon, NY 10550

                                                        Re: Applied UV, Inc.
                                                            Information
Statement on Form PRE 14C
                                                            Filed August 28,
2023
                                                            File No. 001-39480

       Dear Michael Riccio:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form PRE 14C filed August 28, 2023

       General

   1. It appears that the actions taken by written consent on August 22, 2023 are related to your mergers with PURO
Lighting, LLC and LED Supply Co., LLC. Therefore, please revise your information
statement to provide the information required by Items 11, 13, and 14 of
                                                        Schedule 14A for both
transactions. Alternatively, please provide a detailed legal analysis explaining why you
believe you are not required to provide some or all of this
                                                        information. Please
refer to Note A of Schedule 14A.
   2. Since this filing relates to contemplated mergers, please disclose the considerations taken into account for filing
under Form PREM14C.
   3. Noting that the PURO Lighting, LLC and LED Supply Co., LLC mergers appear to have occurred on January 27,
2023, please explain why the mergers were not ratified until
                                                        August 22, 2023. Please
tell us what consideration you gave to providing risk factor
 Michael Riccio
Applied UV, Inc.
September 1, 2023
Page 2
      disclosure regarding the mergers not having shareholder approval since the closing of the transactions. If you believe risk factor disclosure is not necessary, please explain.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Riccio
                                                           Division of
Corporation Finance
Comapany NameApplied UV, Inc.
                                                           Office of
Manufacturing
September 1, 2023 Page 2
cc:       Jeffrey P. Wofford
FirstName LastName